SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Sterling Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

85917W102

(CUSIP Number)

November 16, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85917W102

1	NAME OF REPORTING PERSON: Erwin A. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 29,190,309
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 29,190,309
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,190,309
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 58.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

1	NAME OF REPORTING PERSON: Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 5,743,579
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 5,743,579
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,743,579
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

1	NAME OF REPORTING PERSON: K.I.S.S. Dynasty Trust No. 9
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 12,107,732
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 12,107,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,107,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 24.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

1	NAME OF REPORTING PERSON: K.I.S.S. Dynasty Trust No. 5
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 7,507,318
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 7,507,318
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,507,318
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.0% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.   (a)           Name of Issuer.

Sterling Bancorp, Inc.

(b)           Address of issuer’s principal executive offices.

One Towne Square, Suite 1900

Southfield, MI 48076

Item 2.   (a)           Name of persons filing (collectively, the “Reporting Persons”).

(i)            Erwin A. Rubenstein

(ii)           Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust (the “LTID Trust”)

(iii)          K.I.S.S. Dynasty Trust No. 9 (“Trust No. 9”)

(iv)          K.I.S.S. Dynasty Trust No. 5 (“Trust No. 5”)

(b)           Address or principal business office or, if none, residence.

The principal business address for Mr. Rubenstein is 255 East Brown Street, Suite 320, Birmingham, Michigan 48009, and the principal business office for each of the LTID Trust, Trust No. 9 and Trust No. 5 is c/o The First National Bank in Sioux Falls, 100 South Phillips Avenue, Sioux Falls, SD 57104.

(c)           Citizenship or place of organization.

Mr. Rubenstein is a citizen of the United States of America.  Each of the LTID Trust, Trust No. 9 and Trust No. 5 are sited in the State of South Dakota.

(d)           Title of class of securities.

Common Stock, no par value

(e)           CUSIP No.

85917W102

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)         ☐      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)         ☐      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)         ☐      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)         ☐      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)         ☐      An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)          ☐      An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)         ☐      A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)         ☐      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)          ☐      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)          ☐      A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)         ☐      Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.  Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Erwin A. Rubenstein(1)	29,190,309	(2)(3)	58.1%	29,190,309	(2)(3)	0		29,190,309	(2)(3)	0
Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust(1)	5,743,579		11.4%	0		5,743,579		0		5,743,579
K.I.S.S. Dynasty Trust No. 9(1)	12,107,732	(3)	24.1%	0		12,107,732	(3)	0		12,107,732	(3)
K.I.S.S. Dynasty Trust No. 5(1)	7,507,318		15.0%	0		7,507,318		0		7,507,318

(1)   By reason of the provisions of Rule 13d-3 of the Act, Mr. Rubenstein may be deemed to beneficially own the shares beneficially owned by the trusts for which he serves as trustee.  Mr. Rubenstein disclaims beneficial ownership of the securities owned by the trusts except to his pecuniary interest therein.

(2)   Represents the following owned by trusts for which Mr. Rubenstein is a co-trustee: 5,743,579 shares of Common Stock held by the LTID Trust, 12,107,732 shares of Common Stock held by Trust No. 9, 7,507,318 shares of Common Stock held by Trust No. 5, 2,357,957 shares held by the Scott J. Seligman 1993 Irrevocable Dynasty Trust, and 1,473,723 shares held by the Sandra Seligman 1993 Long Term Irrevocable Trust.  Mr. Rubenstein disclaims beneficial ownership of these shares and this report shall not be deemed as an admission of beneficial ownership of the reported securities.

(3)   The amount of shares reported as beneficially owned represents the total held as of the filing date of this Schedule 13G, and takes into account a disposition of 400,000 shares by Trust No. 9 on December 4, 2019, as reported on a Form 4 filed with the SEC on December 6, 2019.  The number of shares that were held by Trust No. 9 as of November 16, 2017 was 12,507,732.

* As of November 4, 2019 (based on 50,203,081 shares of the Issuer’s Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended September 30, 2019).

Item 5.       Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020

ERWIN A. RUBENSTEIN
/s/ Erwin A. Rubenstein
Erwin A. Rubenstein, individually

SCOTT J. SELIGMAN 1993 LONG TERM IRREVOCABLE DYNASTY TRUST
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee

K.I.S.S. DYNASTY TRUST NO. 9
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee

K.I.S.S. DYNASTY TRUST NO. 5
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Sterling Bancorp, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 27, 2020.

ERWIN A. RUBENSTEIN
/s/ Erwin A. Rubenstein
Erwin A. Rubenstein, individually

SCOTT J. SELIGMAN 1993 LONG TERM IRREVOCABLE DYNASTY TRUST
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee

K.I.S.S. DYNASTY TRUST NO. 9
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee

K.I.S.S. DYNASTY TRUST NO. 5
/s/ Erwin A. Rubenstein
Name: Erwin A. Rubenstein
Title: Trustee